40-206A 803-00221

File No.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:
Ares Real Estate Management Holdings, LLC
(formerly known as AREA Management Holdings, LLC)

2000 Avenue of the Stars, 12th floor
Los Angeles, CA 90067

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING ARES REAL ESTATE MANAGEMENT HOLDINGS, LLC FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

Please send all communications to:

Richard F. Morris, Esq. John F. Hartigan, Esq.	Michael D. Weiner, Esq.
Morgan, Lewis & Bockius LLP	Ares Real Estate Management Holdings, LLC
101 Park Avenue	2000 Avenue of the Stars, 12th floor
New York, NY 10178	Los Angeles, CA 90067

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of
ARES REAL ESTATE MANAGEMENT HOLDINGS, LLC
(FORMERLY KNOWN AS AREA MANAGEMENT HOLDINGS, LLC)

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING ARES REAL ESTATE MANAGEMENT HOLDINGS, LLC FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I. PRELIMINARY STATEMENT AND INTRODUCTION

Ares Real Estate Management Holdings, LLC (formerly known as AREA Management Holdings, LLC) (the "**Applicant**") hereby applies to the Securities and Exchange Commission (the "**Commission**") for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "**Act**"), and Rule 206(4)-5(e) thereunder, exempting the Applicant from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act to the extent necessary to permit the Applicant to provide investment advisory services for compensation to a government entity within the two year period following a contribution to an elected state official of such government entity by a covered associate as described in this Application, subject to the representations and conditions set forth herein (the "**Application**").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits investment advisers from engaging in any act, practice, or course of business which is fraudulent, deceptive, or manipulative and directs the Commission to adopt such rules and regulations that define, and prescribe means reasonably designed to prevent, such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "**Rule**") which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "**government entity**" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a State or political subdivision of a State, or any agency, authority or instrumentality thereof, including a defined benefit plan. The definition of an "**official**" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring of an investment adviser. The "**covered associates**" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including the investment adviser's managing member, executive officer or other individuals with a similar status or function. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "**Covered investment pool**" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "**1940 Act**"), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a *de minimis* threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the investment adviser and returned by the official of the government entity within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution, and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on these considerations and the particular and unique facts described in this Application, the Applicant respectfully submits that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit it to receive compensation for investment advisory services provided to a government entity within the two-year period following the contribution identified herein to an official of such government entity by a covered associate of the Applicant.

II. STATEMENT OF FACTS

A. The Applicant

The Applicant is a limited liability company organized in Delaware and registered with the Commission as an investment adviser under the Act.[1] The Applicant is an indirect, wholly-owned subsidiary of Ares Management LLC ("**Ares**"), itself registered with the Commission as an investment adviser under the Act.[2] Ares is a global alternative investment manager with approximately $69 billion of committed capital under management. The Applicant was acquired by Ares in July of 2013. The Applicant is the parent company of subsidiary investment management entities (i.e., relying advisers[3]) that manage funds with investment objectives solely focused on direct and indirect real estate oriented investments. As of September 30, 2013, the Applicant, together with these subsidiary entities, had committed capital under management of approximately $7 billion.

B. The Government Entity

An investor in several real estate-focused private investment funds (the "**Funds**") managed by the Applicant is a public pension plan identified as a government entity with respect to the State of Colorado (the "**Client**"). The Client has been an investor in the Funds since 1996. The Client's most recent investment commitment in the Funds was made in 2007. As discussed in more detail below, the Client has not had any investment decisions to consider with respect to the Funds since 2007.

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[1] SEC Registration 801-73054

[2] SEC Registration 801-63800

[3] The Applicant's relying advisers include ADEM Management, LLC; Apollo EU Real Estate Management II, L.P. ; Apollo EU Real Estate Management III, L.P.; Apollo International Real Estate Management, L.P. ; Apollo Real Estate Management III, L.P.; Apollo Real Estate Management V, L.P.; Apollo Real Estate Mezzanine Management, L.P. ; Apollo VEF VII Management, LLC; AREA 650 Manager LLC; AREA European Real Estate Management IV, L.P.; AREA Property Partners Administration LP; AREA Real Estate Management VI, L.P.; AREA VEF VIII Management, LLC; Claros Management, L.P.; and VEF Group Management, LLC.

C. The Contributor

In February of 2013, a senior management executive and senior partner of the Applicant (the "**Contributor**") made a $1,100 campaign contribution (the "**Contribution**") to the Governor of Colorado.

At all relevant times, the Applicant had compliance procedures ("**Procedures**") requiring pre-clearance and reporting of all proposed political contributions. As discussed in more detail below, the Contributor was aware of the Procedures but failed to appreciate that the Contribution was subject to the Procedures because neither the Applicant nor the Contributor had solicited any new investments from the Client or the State of Colorado since 2007, and none were contemplated for current investment programs. As a result, the Contributor unintentionally and inadvertently failed to disclose or report the Contribution to the Applicant's compliance department. Other than the Contributor, neither the Applicant nor any other employees of the Applicant had any knowledge of the Contribution at the time it was made.

In May of 2013, the Applicant entered into an agreement with Ares pursuant to which Ares agreed to acquire 100% ownership of the Applicant (the "**Acquisition**"). The Acquisition closed in July 2013. After the Acquisition closed, the Applicant became an indirect, wholly-owned subsidiary of Ares after which the Applicant's name was changed from "AREA Management Holdings, LLC" to "Ares Real Estate Management Holdings, LLC."

D. The Official

The recipient of the Contribution was the Governor of Colorado (the "**Official**"). The investment decisions for the Client are overseen by a board of trustees composed of eleven members, three of whom are appointed by the Official. Due to this power of appointment, the Governor of Colorado may be considered an "official" of the Client for purposes of the Rule. The Official was elected in November 2010 and took office in January 2011. The Official was not an "official" of the Client for purposes of the Rule when the Client made its first investment in the Funds in 1996, and he was not an "official" when the Client made its most recent investment in the Funds in 2007.

E. The Contribution

The Contribution was made on or about February 11, 2013 (the "**Contribution Date**") in the amount of $1,100. The Contribution was made in support of the Official's campaign to seek a second term in office in the November 2014 gubernatorial election. Although the Contributor is not entitled to vote for the Official in the November 2014 election, the Contributor made the Contribution in support of the Official's general social and economic positions as well as certain political viewpoints. The amount of the Contribution, profile of the candidate, and characteristics of the campaign fall generally within the pattern of the Contributor's other political donations. The Contributor has confirmed that he has not, at any time, had any contact with the Official regarding the Client's investment activities with the Applicant, or otherwise met or spoken with the Official regarding either business or social matters.

In addition, the Contributor has confirmed that there was no intention to seek, and no action was taken either by the Contributor or the Applicant to obtain, any direct or indirect influence from the Official or any other person. As discussed below, neither the Applicant nor the Contributor has engaged in any investment solicitation regarding the Client, and the Client has not had any investment decisions to consider with respect to the Funds, since the Client's last investment commitment in 2007.

F. The Investments of the Client

The Client made its first investment in the Funds in 1996. The Client made its most recent investment in the Funds in 2007, almost six years before the Contribution was made and three years before the Official was first elected as Governor. At the time of the Contribution, the Applicant was not discussing or anticipating any new investments from the Client. All of the Funds in which the Client is an investor are structured as commingled closed-end funds – i.e., funds with multiple institutional investors. The Funds' investors, including the Client, do not have the ability to withdraw or redeem capital; rather their investment capital is committed at the time of subscription and effectively locked for the duration of a Fund's term to maturity. In addition, investor capital commitments, including commitments from the Client in each of the Funds in which the Client is an investor, are fully drawn (i.e., the Funds are fully funded) and in fact each of the Funds is in varying stages of liquidation of its respective portfolio investments. Due to the locked-in nature of the Client's investment capital in the Funds, the Client has no current investment decision to consider with respect to the Funds and did not have any investment decision to make at the time of the Contribution. The Client's most recent investment decision was made in 2007 at the time of its last investment commitment to the Funds.

Based on the Applicant's general knowledge and various representations from the Client subsequent to 2007, the Applicant generally understood that the Client did not have investment capital available for additional investments in either the Funds or any new real estate-focused investments managed by the Applicant. As a result, neither the Applicant nor the Contributor engaged in any investment solicitation of the Client since the Client's last investment commitment to the Applicant in 2007.

G. The Applicant's Discovery of the Error and Response

The Contribution was discovered by Ares' Compliance Department after the closing of the Acquisition as part of its compliance review process. The Contribution was discovered through the Contributor's voluntary disclosure in response to a political contribution questionnaire. After disclosing the Contribution, the Contributor explained to Ares' Compliance Department that he mistakenly believed that the Contribution was not subject to the Applicant's policy because the Applicant was not seeking new investments from the Client. Within one week after Ares' Compliance Department discovered the Contribution, the Contributor obtained a full refund of the Contribution.

Subsequent to the discovery of the Contribution, the Applicant established an escrow account for the benefit of the Client and deposited an amount equal to the sum of all management fees paid to the Applicant with respect to the Client's investments in the Funds since the Contribution Date. Additional management fees with respect to the Client's investments in the Funds accruing in favor of the Applicant will continue to be deposited in the escrow account as they mature until it is determined whether exemptive relief will be granted to the Applicant. The Applicant notified the Client of the Contribution and resulting two-year prohibition under Rule 206(4)-5 on compensation absent exemptive relief from the Commission. The Applicant told the Client that the management fees charged to the Client's capital accounts in the Funds since the Contribution Date were being placed in escrow for the benefit of the Client and that, absent exemptive relief from the Commission, those management fees would be refunded and no additional management fees would be charged prospectively to the Client for the duration of the two-year period. Inasmuch as each of the Funds in which the Client is invested is beyond its investment period and in various stages of liquidation, determination of ongoing management fees is based on corresponding remaining invested capital for the remaining Fund portfolio investments. As such, as investments are liquidated, sold or written off, corresponding management fees will decrease for the applicable period. Based on the current investment portfolios of the Funds and before giving effect to any portfolio sales, liquidations or write-offs, annual management fees being charged to the Client's capital accounts in the Funds are projected to aggregate up to $1.4 million for the two-year period from the Contribution Date. The amount of the management fees that the Applicant would be required to forego if exemptive relief is not granted is over 1,000 times greater than the dollar amount of the Contribution ($1,100), which moreover was promptly returned on request.

After learning of the Contribution, the Applicant also took steps to restrict the Contributor's contact with representatives of the Client for the duration of the two-year period. Specifically, the Contributor was informed that he could not solicit new investment commitments from the Client. He was further informed that his communications with the Client with respect to the Funds should be limited to responding to inquiries from, and making presentations to, the Client's representatives and consultants with respect to the status of the Funds' investment portfolios. Furthermore, the Contributor has been directed to maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

H. The Pay-to-Play Policies and Procedures of the Applicant

At all relevant times, the Applicant had compliance procedures requiring pre-clearance and reporting of all of its employees' proposed political contributions. At all relevant times, the Applicant's Procedures have been more restrictive than what was contemplated by the Rule. All contributions to state and local office incumbents and candidates are subject to pre-clearance, not post-contribution reporting, by employees under the Procedures. There is no *de minimis* exception from pre-clearance for small contributions. Such pre-clearance procedures give the Applicant one more opportunity to double-check the understanding of its employees before a contribution is made. All employees of the Applicant are subject to the Procedures. The application of the Procedures is not limited to the Applicant's managing members, executive officers and other "covered associates" under the Rule. The members of each employee's immediate family are also fully subject to the Procedures if they live with, or financially depend on, the employee. Moreover, the Applicant's employees are reminded periodically during the year of the Procedures and all employees are required to certify their compliance on a periodic basis. A request for a contribution like the Contribution would have been rejected under the Procedures.

At the time of the Contribution, the Contributor was aware of the Procedures and, except for the Contribution, the Contributor was in full compliance with the Procedures. Because neither the Applicant nor the Contributor had solicited any investments in the Funds from the Client or the State of Colorado since 2007, the Contributor failed to appreciate that the Contribution was subject to the Procedures. As a result, the Contributor unintentionally and inadvertently failed to disclose or report the Contribution to the Applicant's compliance department.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) requires that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution. Each of these factors weighs in favor of granting the relief requested in this Application.

The Commission made clear that it "intend[s] to apply these factors with sufficient flexibility to avoid consequences disproportionate to the violation, while effecting the policies underlying the [R]ule."[4]

IV. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in (and not inconsistent with) the public interest and otherwise consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Client first determined to invest in the Funds advised by the Applicant over fifteen years before the Contribution was made, and established and maintains its

[4] *Political Contributions by Certain Investment Advisers*, 75 Fed. Reg. 41018, 41049 (July 14, 2010) (**"Adopting Release"**).

relationships with the Applicant on an arms' length basis free from any improper influence as a result of the Contribution. In support of this conclusion, the Applicant notes that (i) the most recent investment commitment in the Funds was made by the Client in 2007; and (ii) due to the locked in nature of the Client's investment capital in the Funds and the fact that the Funds are fully funded, the Client had no current investment decision to consider at the time of the Contribution and no new or additional investment commitments, nor any withdrawals, could have been made by the Client after the Contribution. In fact, all of the Funds in which the Client is an investor are beyond their stated investment periods and are in varying stages of liquidation of their respective portfolio investments. The Client has been informed and is fully aware of the facts at hand. The Client's last investment commitment to the Funds occurred before the Official took office, years before the Contribution was made, and years before the Rule was adopted. Accordingly, there is no possible connection between the Contribution and the Client's initial and continued investments in the Funds.

The "[R]ule's intended purpose" is to combat *quid pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the adviser.[5] The timing of the Contribution, which the Commission considers when determining whether to grant an exemption, considered in light of the nature of the Client's investments with the Applicant, demonstrates the objective impossibility that the Contribution was a part of any *quid pro quo* arrangement or even could appear to be part of such an arrangement. As such, the "[R]ule's intended purpose" of combating *quid pro quo* arrangements would in no way be served by imposition of the Rule's prohibition on providing investment advisory services for compensation. The imposition of the Rule would result in a financial loss to the Applicant of approximately $1.4 million. This amount is over 1,000 times greater than the dollar amount of the Contribution ($1,100).

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

Policies and Procedures before the Contribution. At all relevant times, the Applicant had policies which were fully compliant with, and more rigorous than, the Rule's requirements at the time of the Contribution.

Actual Knowledge of the Contribution. At no time did the Applicant or any employees of the Applicant, other than the Contributor, have any knowledge that the Contribution had been made prior to its discovery by Ares' Compliance Department in July 2013. Moreover, because

[5] *See* Adopting Release at 41023-24 n. 68 (explaining that the Rule "is a focused effort to combat *quid pro quo* payments by investment advisers seeking governmental business"); *id.* at 41023 (stating that the "Commission believes that [the Pay-to-Play Rule] is a necessary and appropriate measure to prevent *fraudulent* acts and practices in the market for the provision of investment advisory services to government entities by prohibiting investment advisers from engaging in pay to play practices") (emphasis added); Speech by Commission Chairman Mary L. Schapiro: *Statement at Open Meeting to Adopt Amendments Regarding Political Contributions by Certain Investment Advisers ("Pay to Play")* (June 30, 2010) ("[play to play is the practice of tasking campaign contributions and related payments to elected officials *in order to influence the* awarding of lucrative contracts for the management of public pension plan assets and similar government investment accounts . . . The prophylactic rules we consider today are designed to eliminate this legal and ethical gray area") (emphasis added).

neither the Contributor nor the Applicant had solicited any investments from the Client or the State of Colorado since 2007, the Contributor failed to appreciate that the Contribution would trigger the prohibition on compensation under the Rule and was prohibited by the Procedures. As a result, the Contributor inadvertently failed to disclose or report the Contribution to the Applicant's compliance department.

Applicant's Response After the Contribution. After learning of the Contribution, the Applicant and the Contributor took all available steps to obtain a return of the Contribution. Within one week of the Applicant's discovery of the Contribution, the Contributor had obtained a full refund of the Contribution. The Applicant notified the Client of the Contribution and resulting two-year prohibition on compensation absent exemptive relief from the Commission. An escrow account was set up for the Client and all management fees charged to the Client's capital accounts in the Fund since the Contribution Date were, and will continue to be, deposited by the Applicant in the escrow account for immediate return to the Client should an exemptive order not be granted.

Status of the Contributor. The Contributor was a covered associate of the Applicant at the time the Contribution was made.

After learning of the Contribution, the Applicant also took steps to limit the Contributor's contact with representatives of the Client for the duration of the two-year period. Specifically, the Contributor was informed that he could not solicit new investment commitments from the Client. He was further informed that his communications with the Client with respect to the Funds should be limited to responding to inquiries from, and making presentations to, the Client's representatives and consultants with respect to the status of the Funds' portfolio investments. Furthermore, the Contributor has been directed to maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

Timing and Amount of the Contribution. As noted above, the Applicant's relationship with the Client pre-dates the Contribution by over fifteen years and neither the Applicant nor the Contributor has engaged in any solicitation of the Client for investment in the Funds since the Client's last investment commitment in 2007. The Contribution was also consistent with the giving history of the Contributor.

Nature of the Election and Other Facts and Circumstances. The nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Applicant. The Contributor has a long history of making permissible contributions to candidates that share the general political views of the Official. The amount of the Contribution, profile of the candidate, and characteristics of the campaign fall generally within the pattern of the Contributor's other political donations.

Given the difficulty of proving a *quid pro quo* arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, the Applicant appreciates the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contribution. Neither the Applicant nor the Contributor was soliciting additional investments from the Client or sought to interfere with the Client's merit-based selection process for advisory services. Nor did the Applicant or the Contributor seek any other benefits as a result of the Contribution, such as higher fees or greater ancillary benefits than would be achieved in arms' length transactions. There was no violation of the Applicant's fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Applicant or the Contributor to influence the selection process or obtain other benefits. In fact, due to the locked in nature of the Client's investment capital in the Funds, the Client has no selection decisions to consider. The Applicant has no reason to believe that the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts. The Rule's intended purpose — combating *quid pro quo* arrangements — would in no way be served by imposition of the Rule's prohibition on providing investment advisory services for compensation in this case and the imposition of the Rule would result in consequences vastly disproportionate to the mistake that was made.

V. REQUEST FOR ORDER

The Applicant seeks an order pursuant to Section 206A of the Act, and Rule 206(4)-5(e) thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicant to receive compensation for investment advisory services provided to a government entity within the two-year period following the Contribution identified herein to an official of such government entity by a covered associate of the Applicant.

Conditions. The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from soliciting investments from any "government entity" client or prospective "government entity" client for which the Official is an "official" as defined in Rule 206(4)-5(f)(6) until the earlier of February 11, 2015 or receipt of exemptive relief (the "**Restricted Period**").

2. Notwithstanding Condition 1, the Contributor will be (i) permitted to respond to inquiries from, and make presentations to, any government entity client described in Condition 1 regarding accounts already managed by the Applicant as of February 11, 2013, and (ii) permitted to respond to inquiries from, and make presentations to, any government entity client or prospective government entity client regarding an account established with the Applicant by such government entity client or prospective government entity client after February 11, 2013. The Applicant will maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

3. The Contributor will receive a written notification of these conditions and will provide a quarterly certification of compliance through the Restricted Period. Copies of the certifications will be maintained by the Applicant in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

4. The Applicant will maintain records sufficient to enable its chief compliance officer to verify compliance with the conditions of this Order. Such records will include, *without limitation:* (a) documentation sufficient to demonstrate compliance with each requirement under this Order; and (b) documentation sufficient to enable the Applicant's chief compliance officer to assess compliance by the Applicant with sections 206(1) and (2) of the Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

5. The Applicant's chief compliance officer will monitor the Applicant's compliance with the conditions of this Order and conduct testing sufficient to verify such compliance. Such monitoring and testing will address, *without limitation:* (a) the Applicant's and the Contributor's compliance with written policies and procedures concerning political contributions and pay-to-play arrangements; (b) compliance by the Applicant and the Contributor with each requirement under this Order; (c) compliance by the Applicant with its recordkeeping obligations under this Order; and (d) compliance by the Applicant with sections 206(1) and (2) of the Act in connection with its reliance on this Order. The Applicant's chief compliance officer will document the frequency and results of such monitoring and testing, and the Applicant will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

VI. CONCLUSION

For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the terms and conditions set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Act.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules and regulations under the Act, a form of proposed notice for the order of exemption requested by this Application is set forth as **Exhibit C** to this Application. In addition, a form of proposed order of exemption requested by this Application is set forth as **Exhibit D** to this Application.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, which has signed and filed this Application, is fully authorized to do so.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the Applicant has caused this Application to be duly executed as of the date set forth below:

Ares Real Estate Management Holdings, LLC

By:________________________

Name: Michael D. Weiner
Title: Vice President
Date: December 23, 2013

Exhibit Index

Exhibit A

Authorization

The undersigned (the "**Officer**") hereby certifies that he is the Vice President of Ares Real Estate Management Holdings, LLC (formerly known as AREA Management Holdings, LLC) (the "**Applicant**" or the "**Company**"); that, with respect to the attached application for exemption from a certain provision of the Investment Advisers Act of 1940, as amended (the "**Application**"), all actions necessary to authorize the execution and filing of the Application under the Applicant's Second Amended and Restated Limited Liability Company Agreement have been taken, and the person signing and filing the Application on behalf of the Applicant is fully authorized to do so by the following resolution duly adopted by the Applicant's sole member (the "**Member**") by unanimous written consent on July 1, 2013:

RESOLVED, FURTHER, that the Member hereby delegates authority to each Officer to act on behalf of and to bind the Company in all respects, with full power of substitution, including, without limitation, negotiating, completing, executing and delivering any and all agreements, deeds, instruments, receipts, certificates and other documents on the Company's behalf, and to take all such other actions as such Officer may consider necessary, appropriate or desirable, each such Officer's signature on any such agreement, deed, instrument, receipt, certificate or other document to be conclusive evidence of such Officer's authority.

Dated: December 23, 2013

Ares Real Estate Management Holdings, LLC

By: ______________________

Name: Michael D. Weiner
Title: Vice President

Exhibit B
Verification

STATE OF CALIFORNIA
) ss
COUNTY OF LOS ANGELES

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for exemption from a certain provision of the Investment Advisers Act of 1940, as amended (the "**Application**"), dated December 23, 2013, for and on behalf of Ares Real Estate Management Holdings, LLC (formerly known as AREA Management Holdings, LLC) (the "**Company**"); that he is the Vice President of the Company and that all actions necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Ares Real Estate Management Holdings, LLC

By: ______________________

Name: Michael D. Weiner
Title: Vice President

Subscribed and sworn to before me, a Notary Public, this ____ day of December, 2013.

____
Official Seal

My Commission expires ______________________

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me
on this 17th day of December, 2013,
by Michael D. Weiner,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: ______________________

J. NANKIN
Commission # 2026816
Notary Public - California
Los Angeles County
My Comm. Expires Jun 28, 2017

Exhibit C

Proposed Notice for the Order of Exemption

Agency: Securities and Exchange Commission (the "**SEC**" or "**Commission**").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 (the "**Act**").

Applicant: Ares Real Estate Management Holdings, LLC (formerly known as AREA Management Holdings, LLC) (the "**Applicant**").

Relevant Act Sections: Exemption requested under Section 206A of the Act, and Rule 206(4)-5(e) thereunder, from the provisions of Section 206(4) of the Act and Rule 206(4)-5(a)(1) thereunder.

Summary of Application: The Applicant requests an order granting an exemption from the two-year prohibition on compensation imposed by Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to the extent necessary to permit the Applicant to provide investment advisory services for compensation to a government entity within the two year period following a specified contribution to an elected state official by a covered associate.

Filing Date: The Application was filed on December 23, 2013.

Hearing or Notification of Hearing: An Order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [ ], 201___ and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Commission, 100 F Street, NE, Washington, D.C. 205491090. The Applicant, to Michael Weiner, 2000 Avenue of the Stars, Los Angeles, CA 90067.

For Further Information Contact: [ ] at (202) 551-______ (Investment Adviser Regulation Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Branch.

The Applicant's Representations:

1. The Applicant, Ares Real Estate Management Holdings, LLC (formerly known as AREA Management Holdings, LLC), is a limited liability company organized in Delaware and registered with the Commission as an investment adviser under the Act. The Applicant is an indirect, wholly-owned subsidiary of Ares Management LLC ("**Ares**"), itself registered with the Commission as an investment adviser under the Act. The Applicant is the parent company of subsidiary investment management entities (i.e., relying advisers) that manage private investment funds with investment objectives focused solely on direct and indirect real estate oriented investments. As of September 30, 2013, the Applicant, together with these subsidiary entities, had committed capital under management of approximately $7 billion.

2. An investor in several real estate-focused private investment funds (the "**Funds**") managed by the Applicant is a public pension plan identified as a government entity with respect to the State of Colorado (the "**Client**"). The investment decisions for the Client are overseen by a board of trustees composed of eleven members, three of whom are appointed by Colorado's Governor (the "**Official**"). Due to this power of appointment, the Governor of Colorado may be considered an "official" of the Client.

3. In February of 2013, a senior management executive and senior partner of the Applicant (the "**Contributor**") made a $1,100 campaign contribution (the "**Contribution**") to the Official.

4. In May of 2013, the Applicant entered into an agreement with Ares pursuant to which Ares agreed to acquire 100% ownership of the Applicant (the "**Acquisition**"). The Acquisition closed in July 2013. After the Acquisition closed, the Applicant became an indirect wholly-owned subsidiary of Ares and the Applicant's name was changed from "AREA Management Holdings, LLC" to "Ares Real Estate Management Holdings, LLC."

5. The Client made its first investment in the Funds in 1996. The Client made its most recent investment in the Funds in 2007. All of the Funds in which the Client is an investor are structured as commingled closed-end funds. The Funds' investors, including the Client, do not have an ability to withdraw or redeem capital; rather their investment capital is committed at the time of subscription and effectively locked for the duration of a Fund's term to maturity.

6. Investor capital commitments, including commitments from the Client in each of the Funds in which the Client is an investor are fully drawn (i.e., the Funds are fully funded) and in fact each of the Funds are in varying stages of liquidation of its respective portfolio investments.

7. Due to the locked in nature of the Client's investment capital in the Funds, the Client has no current investment decision to consider with respect to the Funds and did not have any investment decision to make at the time of the Contribution. The Client's last investment decision was made in 2007 at the time of its last commitment to the Funds, almost six years before the Contribution was made and three years before the Official was first elected as Governor. At no time did the Applicant or any employees of the Applicant, other than the Contributor, have any knowledge that the Contribution had been made prior to its discovery by Ares' Compliance Department in July 2013.

8. The Contribution was discovered by Ares' compliance department in the ordinary course after the closing of the Acquisition as part of its compliance review process. The Contribution was discovered through the Contributor's voluntary disclosure in response to a political contribution questionnaire. Within one week, the Contributor obtained a full refund of the Contribution. An escrow account was established for the Client and all management fees paid to the Applicant, directly or indirectly, since the Contribution Date were, and will continue to be, deposited in the account for immediate return to the Client should exemptive relief not be granted. Management fees charged to the Client's capital account in the Fund are projected to aggregate up to approximately $1.4 million for the two-year period from the Contribution Date, an amount that is over 1,000 times greater than the amount of the Contribution.

9. The Client was promptly notified of the Contribution and resulting two-year prohibition on compensation absent exemptive relief. The Applicant took steps to limit the Contributor's contact with any representative of the Client for the duration of the two-year period ending on the earlier of February 11, 2015 or receipt of exemptive relief. Specifically, the Contributor was informed that he could not solicit new investment commitments from the Client. He was further informed that his communications with the Client with respect to the Funds should be limited to responding to inquiries from, and making presentations to, the Client's representatives and consultants with respect to the status of the Funds' investment portfolios. Furthermore, the Contributor has been directed to maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

10. The Applicant maintains compliance procedures requiring pre-clearance and reporting of all of its employees' proposed political contributions (the "**Procedures**"). At all times, the Procedures have been more restrictive than what was contemplated by Rule 206(4)-5 of the Act (the "**Rule**"). A request for a contribution like the Contribution would have been rejected under the Procedures. At the time of the Contribution, the Contributor was aware of the Procedures and, other than with respect to the Contribution, the Contributor was in full compliance with the Procedures. Because neither the Applicant nor the Contributor had solicited any investments in the Funds from the Client or the State of Colorado since 2007, the Contributor failed to appreciate that the Contribution would trigger the prohibition on compensation under the Rule and was prohibited by the Procedures. As a result, the Contributor made the Contribution and unintentionally and inadvertently failed to disclose or report it to the Applicant's compliance department.

The Applicant's Legal Analysis:

1. Rule 206(4)-5(a)(1) prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser. The "[R]ule's intended purpose" is to combat *quid pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the adviser.

2. Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a *de minimis* threshold, were made by a person more than six months before becoming a covered

associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions.

3. Section 206A, and Rule 206(4)-5(e) thereunder, permits the Commission to exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of, among other factors, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicant requests an order pursuant to Section 206A, and Rule 206(4)-5(e) thereunder, exempting it from the prohibition under Rule 206(4)-5(a)(1) to permit it to provide investment advisory services for compensation to a government entity within the two-year period following a specified contribution to an official of such government entity by a covered associate. The Applicant asserts that the exemption sought is consistent with the protection of investors and the purposes of the Act.

5. The Applicant maintains that the timing of the Contribution, which the Commission considers when determining whether to grant an exemption, considered in light of the locked in nature of the Client's investment capital in the Funds, demonstrates the objective impossibility that the Contribution was a part of any *quid pro quo* arrangement or even could appear to be part of such an arrangement. The Applicant asserts that (i) the most recent investment commitment in the Funds was made by the Client in 2007; and (ii) due to the locked in nature of the Client's investment capital in the Funds and the fact that the Funds are fully funded, the Client had no current investment decision to consider at the time of the Contribution and no new or additional investment commitments, nor any withdrawals, could have been made by the Client after the Contribution. The Client's last investment commitment to the Funds, and last investment decision relating to the Funds, occurred before the Official took office, years before the Contribution was made, and years before the Rule was adopted.

6. The Applicant asserts that the purposes of Section 206(4) and Rule 206(4)-5(a)(1) are fully satisfied without imposition of the two-year prohibition on compensation as penalty for the Contribution, which would result in a financial loss to the Applicant that is over 1,000 times the amount of the Contribution. The Applicant maintains that the impossibility of any *quid pro quo* arrangement involving the Contribution also demonstrates the impossibility of any improper intent or motive on the part of the Applicant or Contributor to influence the selection process, and shows that there was no

violation of the Applicant's fiduciary duty to deal fairly or disclose material conflicts. Neither the Applicant nor the Contributor sought to interfere with the Client's merit-based selection process for advisory services, nor did either seek to negotiate higher fees or greater ancillary benefits than would be achieved in arm's length transactions. The Applicant has no reason to believe that the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

7. The Applicant states that the other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation. The Applicant proposes that the evidence is clear that the Contributor believed that he was acting in compliance with the Procedures and simply failed to appreciate that the Contribution would trigger the prohibition on compensation under the Rule and was prohibited by the Procedures.

8. Accordingly, the Applicant respectfully submits that the interests of investors and the purposes of the Act are best served in this instance by allowing the Applicant and its Client to continue their relationship uninterrupted in the absence of any evidence that the Applicant or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection or retention of advisory services. The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicant submits that the intended purpose of Rule 206(4)-5(a)(1) — combating *quid pro quo* arrangements — would in no way be served by imposition of the Rule's prohibition on providing investment advisory services for compensation in this case.

The Applicant's Conditions:

The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from soliciting investments from any "government entity" client or prospective "government entity" client for which the Official is an "official" as defined in Rule 206(4)-5(f)(6) until the earlier of February 11, 2015 or receipt of exemptive relief (the "**Restricted Period**").

2. Notwithstanding Condition 1, the Contributor will be (i) permitted to respond to inquiries from, and make presentations to, any government entity client described in Condition 1 regarding accounts already managed by the Applicant as of February 11, 2013, and (ii) permitted to respond to inquiries from, and make presentations to, any government entity client or prospective government entity client regarding an account established with Applicant in the future by such government entity client or prospective government entity client.. The Applicant will maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

3. The Contributor will receive a written notification of these conditions and will provide a quarterly certification of compliance through the Restricted Period. Copies of

the certifications will be maintained by the Applicant in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

4. The Applicant will maintain records sufficient to enable its chief compliance officer to verify compliance with the conditions of this Order. Such records will include, *without limitation:* (a) documentation sufficient to demonstrate compliance with each requirement under this Order; and (b) documentation sufficient to enable the Applicant's chief compliance officer to assess compliance by the Applicant with sections 206(1) and (2) of the Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

5. The Applicant's chief compliance officer will monitor the Applicant's compliance with the conditions of this Order and conduct testing sufficient to verify such compliance. Such monitoring and testing will address, *without limitation:* (a) the Applicant's and the Contributor's compliance with written policies and procedures concerning political contributions and pay-to-play arrangements; (b) compliance by the Applicant and the Contributor with each requirement under this Order; (c) compliance by the Applicant with its recordkeeping obligations under this Order; and (d) compliance by the Applicant with sections 206(1) and (2) of the Act in connection with its reliance on this Order. The Applicant's chief compliance officer will document the frequency and results of such monitoring and testing, and the Applicant will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

By the Commission (Commissioners [____________]).

Exhibit D

Proposed Order of Exemption

Ares Real Estate Management Holdings, LLC (formerly known as AREA Management Holdings, LLC) (the "**Applicant**") filed an application on December 23, 2013 pursuant to Section 206A of the Investment Advisers Act of 1940 (the "**Act**") and Rule 206(4)-5(e) thereunder. The application requested an order granting an exemption from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicant to provide investment advisory services for compensation to a government entity within the two-year period following a specified contribution to an official of such government entity by a covered associate of the Applicant. The order applies only to the Applicant's provision of investment advisory services for compensation which would otherwise be prohibited with respect to this government entity as a result of the contribution identified in the application.

A notice of filing of the application was issued on [ ], 2013 (Investment Advisers Act Release No. [ ]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, IT IS ORDERED, pursuant to Section 206A of the Act, and Rule 206(4)-5(e) thereunder, that the application for exemption from Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

By the Commission (Commissioners)[______________]).